Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Capital One Financial Corporation

Subject Company: Hibernia Corporation

Exchange Act File Number of

Subject Company: 1-10294

On September 8, 2005, Capital One Financial Corporation issued the following press release:

FOR IMMEDIATE RELEASE: Sept 8, 2005

Capital One Contacts:		Hibernia Contacts
Investors	Media	Investors	Media
Mike Rowen	Tatiana Stead	Trisha Voltz	Steven Thorpe
(703) 720-2455	(703) 720-2352	tvoltz@hibernia.com	sthorpe@hibernia.com

Capital One and Hibernia Corporation Announce Update

on Election Procedure for Merger

McLean, Va., and New Orleans, La. (Sept 8, 2005) – Capital One Financial Corporation (NYSE: COF) and Hibernia Corporation (NYSE: HIB) today announced information on procedures for Hibernia shareholders who have made elections as to their preferred form of merger consideration in Capital One’s planned acquisition of Hibernia. In light of the revised terms of the merger, Capital One and Hibernia have determined to cancel all elections previously made by Hibernia shareholders.

The exchange agent for the transaction, Computershare Shareholder Services, Inc., will promptly return all shares previously tendered in elections to those Hibernia shareholders of record. For any Hibernia shareholder currently holding Hibernia shares in certificated form, the shares will be returned to the shareholder via an account in that shareholder’s name in book-entry form on the records of Hibernia’s transfer agent, Mellon Investor Services. Any restrictions or legends currently reflected on the share certificate will be indicated on the book-entry account. A Hibernia shareholder may request a physical share certificate, or direct any questions or requests for changes to his or her account, by contacting Mellon Investor Services at 1-800-814-0305.

New election forms will be mailed to all Hibernia shareholders of record, based on a record date to be determined as soon as practicable, contemporaneously with the revised proxy statement/prospectus that will be mailed to Hibernia shareholders of record in connection with the Hibernia shareholder meeting to be held to approve the revised transaction. After these forms are mailed, Hibernia shareholders will be able to make new elections until the business day prior to the Hibernia shareholder meeting.

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Any Hibernia registered shareholders who have been displaced by Hurricane Katrina may contact Hibernia by email at <tvoltz@hibernia.com> if they wish to provide Hibernia with a new mailing address. This will assist Hibernia in ensuring that those shareholders receive the new election forms and the revised proxy statement/prospectus.

Hibernia shareholders who hold their shares in “street name” or through the Hibernia Corporation Employee Stock Ownership Plan (ESOP) or the Hibernia Corporation Retirement Security Plan (RSP) may have an election deadline earlier than the business day prior to the Hibernia shareholder meeting. They should carefully review any materials they receive from their broker or the plan fiduciary to determine the election deadline applicable to them.

A more complete description of the merger consideration and the proration procedures applicable to elections will be contained in a revised proxy statement/prospectus that will be mailed to Hibernia shareholders of record. Hibernia shareholders are urged to read such revised proxy statement/prospectus when it becomes available carefully and in its entirety.

During the new election period, under the terms of the amendment to the merger agreement, for each Hibernia share, Hibernia shareholders will have the right, subject to proration, to elect to receive cash or Capital One common stock, in either case having a value per Hibernia share equal to $13.95 plus the value of 0.2055 Capital One shares (based on the average of the closing prices on the New York Stock Exchange for Capital One common stock during the five trading days ending the day before the completion of the merger). The transaction is subject to the satisfaction of customary closing conditions, including Hibernia shareholder approval of the revised terms, and is expected to close in the fourth quarter of 2005.

Also, in response to a number of inquiries, the companies note that payments of future Hibernia dividends are governed by the terms of the original merger agreement dated as of March 6, 2005. Under those terms, Hibernia may declare and pay regular quarterly dividends at a rate that does not exceed $0.20 per share with record and payment dates consistent with the prior year. Hibernia may also pay a pro rata dividend under certain circumstances depending upon the closing date of the merger. These terms are described in the definitive proxy statement on Schedule 14A filed by Hibernia on June 17, 2005. Declaration of dividends is at the discretion of the Hibernia board of directors.

Additional Information About this Transaction

In connection with the proposed merger, Capital One will file with the SEC a post-effective amendment to its Registration Statement on Form S-4 that will include a new proxy statement of Hibernia that also constitutes a prospectus of Capital One. Hibernia will mail the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Capital One and Hibernia with the SEC at the SEC's website at http://www.sec.gov. The proxy statement/prospectus (when available) and the other documents also may be obtained for free by accessing Capital One's website at http://www.capitalone.com under the tab "Investors" and then under the heading "SEC & Regulatory Filings" or by accessing the SEC homepage at www.SEC.gov.

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Capital One, Hibernia and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Hibernia stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Hibernia stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Capital One's executive officers and directors in its definitive proxy statement filed with the SEC on March 21, 2005. You can find information about Hibernia's executive officers and directors in its definitive proxy statement filed with the SEC on March 15, 2005. You can obtain free copies of these documents from Capital One and Hibernia using the contact information above.

Forward-looking statements

Information in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Capital One and Hibernia caution readers that any forward-looking information is not a guarantee of future performance and the actual results could differ materially from those contained in the forward-looking information. Among the factors that could cause actual results to differ materially are the following: the impact of property, credit and other losses expected as the result of Hurricane Katrina; the amount of government, private and philanthropic investment, including deposits, in the geographic regions impacted by Hurricane Katrina; the pace and magnitude of economic recovery in the region impacted by Hurricane Katrina; the potential impact of damages from future hurricanes and other storms; the failure of Hibernia stockholders to approve the transaction; continued intense competition from numerous providers of products and services which compete with Capital One’s or Hibernia’s businesses; an increase or decrease in credit losses (including increases due to a worsening of general economic conditions); financial, legal, regulatory or accounting changes or actions; changes in interest rates; general economic conditions affecting consumer income, spending, repayments and savings; the amount of, and rate of growth in, Capital One’s and Hibernia’s expenses (including salaries and associate benefits and marketing expenses); Capital One’s and Hibernia's ability to execute on their respective strategic and operational plans; the ability of Capital One and Hibernia to recruit and retain experienced personnel to assist in the management and operations; the risk that the businesses of Capital One and Hibernia will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction with Hibernia may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and other risk factors listed from time to time in Capital One’s and Hibernia’s SEC reports, including, but not limited to, the Quarterly Reports on Form 10-Q for the quarter ended June 30, 2005.

About Capital One

Headquartered in McLean, Virginia, Capital One Financial Corporation (www.capitalone.com) is a financial holding company whose principal subsidiaries, Capital One Bank, Capital One, F.S.B. and Capital One Auto Finance, Inc., offer a variety of consumer lending products. As of June 30, 2005, Capital One's subsidiaries collectively had 48.9 million accounts and $83.0 billion in managed loans outstanding. Capital One is a Fortune 500 company and, through its subsidiaries, is one of the largest providers of MasterCard and Visa credit cards in the world. Capital One trades on the New York Stock Exchange under the symbol "COF" and is included in the S&P 500 index.

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About Hibernia

Hibernia is on Forbes magazine's list of the world's 2,000 largest companies and Fortune magazine's list of America's top 1,000 companies according to annual revenue. As of June 30, 2005, Hibernia had $22.1 billion in assets and 321 locations in 34 Louisiana parishes and 36 Texas counties. Hibernia Corporation's common stock (HIB) is listed on the New York Stock Exchange.

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